

Yieldstreet

Yieldstreet Prism Fund

Introducing your portfolio builder. Build your alternative portfolio by accessing a variety of liquid and illiquid investments across multiple sectors, selected by Yieldstreet.

Distribution rate [1]	Fund termination date [ǂ]
7%	March 2024

- $10k Minimum investment
- Option for limited liquidity approximately June 2021 [‡]
- No offers will be made in or accepted from NE and ND at this time [¶]
- Our distributions may exceed our earnings, which may cause a portion of our distributions to be a return of the money you originally invested. [⅃]

Investments will be accepted here

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges and expenses of the Fund contained in its prospectus, before investing.

How does this work?

True to Yieldstreet's investor-first DNA, we strive to bring you innovative investing opportunities. The Yieldstreet Prism Fund is no different. The Yieldstreet team has been hard at work to bring you a multi-asset product and is thrilled to offer this Fund as a potential portfolio builder.

Investors can purchase shares in the Yieldstreet Prism Fund and are expected to receive quarterly distributions, subject to the authorization of the Fund's board of directors. The Board has authorized the Fund's initial quarterly distribution. The per-share net asset value (NAV) of the Fund will be determined on at least a quarterly basis. Investors will also have the opportunity to reinvest their cash distributions each quarter by opting into the Fund's Distribution Reinvestment Plan (DRIP).

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Prism Fund Prospectus

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the Prospectus, which is available for download on this page.

Download Prospectus

Your portfolio builder

With one investment, you have the ability to build a fixed-income portfolio focused on generating income.

Multi-assets

The Fund will have the flexibility to allocate investments across a variety of asset classes.

Exclusive access, only at Yieldstreet

True to Yieldstreet's investor-first DNA, we strive to bring you innovative investing opportunities by providing access to selected assets managed by Yieldstreet.

Quarterly distributions

Distributions are expected to be made quarterly, subject to the authorization of the Fund's board of directors. The Board has authorized the Fund's initial quarterly distribution.

Option for limited liquidity

Within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. [‡]

Distribution Reinvestment Plan

Investors will be able to opt in to automatically reinvest their quarterly cash distributions back into the Fund.

Please note that the investment process for the Yieldstreet Prism Fund is different from that of other Yieldstreet offerings. There will be a period of time between when an investor submits their requested allocation to the Fund and when funds are withdrawn from their Wallet and invested in the Fund. For additional detail, see the "What to expect from your investment" section below.

What to expect from your investment



Initial offering
Active March 11, 2020

Monthly investment process

Investment window announced
The Yieldstreet Prism Fund will open for new allocations approximately once per month. The date for the next window will be visible on the investment page.

Prepare your allocation



In order to invest in the Yieldstreet Prism Fund, your investor account setup must be complete. We highly recommend pre-funding your Yieldstreet Wallet to help ensure a timely investment in the Fund.

Investment window opens

When the investment window opens, you submit your desired allocation for the Yieldstreet Prism Fund. Funds are not pulled from your Yieldstreet Wallet at this time, but will be reserved for the Fund.

Note: Enrollment for the Distribution Reinvestment Plan can be completed during or after the investment is submitted. Enrollment begins May 2020.

Go-active date

Once investor funds are pulled from the Yieldstreet Wallet, it takes approximately two business days for investments to be made in the Fund and for your investment to officially go active.

June 2021

Option for limited liquidity

Within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors, subject to approval from the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus.[1]

March 2024

Fund termination

March 2024 (48 months from initial offering)

Note: It may take up to 12 months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

Investment summary

Distribution rate: 7%

Distributions authorized by the board represent the quarterly payment the investor will receive.

As distributions may exceed our net earnings, distributions may be comprised of ordinary income, net capital gains, and/or a return of capital of your investment in the Fund.

Schedule

Cash distribution schedule	Quarterly
Fund termination date [3]	March 2024
Anticipated repurchase offers schedule [3]	Quarterly

Fee summary

Annual management fee [2]	1.0%
Max annual administrative expense [3]	0.5%
Est annual leverage expense [2]	0.25%
Total fees	1.75%

Structure

Tax document	1099-DIV
Fund structure	Closed-end fund

A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges and expenses of the Fund contained in its prospectus, before investing.

What risks and other information should I consider?

As with all investments, there are risks associated with the Yieldstreet Prism Fund. The risks associated with the Fund are outlined in detail in the Fund's prospectus. Prior to investing, we strongly suggest that you carefully review the prospectus in full, including the risk factors section.

Download Prospectus

How will the fund's assets be allocated?

To achieve the Fund's investment objective, the Fund will allocate its assets with a focus on income, seeking asset-backed and cash-flow backed opportunities. The Fund will primarily invest in debt securities and other credit instruments across multiple sectors. Yieldstreet will have the flexibility to allocate assets across various segments of the securities markets and may focus on particular countries, regions, asset classes and sectors to the exclusion of others at any time and from time to time.

Potential asset classes:



Legal	Marine	Real Estate	Art	Commercial

Documents & resources

Prospectus

Investments will be accepted here

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the initial quarterly distribution declared by the board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. Our distributions may exceed our earnings. Therefore, a portion of our distributions may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

6 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

7 The figure in the table above assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed interest rate of 2.5% per annum.

300 Park Ave, 15th Floor, New York, NY 10022   844-943-5378   investments@yieldstreetprismfund.com